--------------------------
                                                              OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER: 3235-0145
                                                      --------------------------
                                                      EXPIRES: DECEMBER 31, 2005
                                                      --------------------------
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE .....15
                                                      --------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                      The Major Automotive Companies, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    560775108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                            James Martin Kaplan, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5000
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)


                                January 11, 2005
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF ss.ss.240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX |X|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE ss.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS
      FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY
                            VALID OMB CONTROL NUMBER.


                               Page 1 of 4 Pages

CUSIP NO. 560775108

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Bruce Bendell
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) |_|
                                                                         (B) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)
                                                                             |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
NUMBER OF            7.    SOLE VOTING POWER
SHARES                     4,459,230 (1)
BENEFICIALLY         -----------------------------------------------------------
OWNED BY             8.    SHARED VOTING POWER
EACH
REPORTING                  5
PERSON WITH          -----------------------------------------------------------
                     9.    SOLE DISPOSITIVE POWER*

                           4,459,230 (1)
                     -----------------------------------------------------------
                     10.   SHARED DISPOSITIVE POWER

                           5
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,459,230 (2)
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     |_|
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      46.97%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (see Instructions)

      IN
--------------------------------------------------------------------------------

(1) Includes: (i) the following shares of common stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of common stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares which are immediately exercisable. Does not include 5 shares of common stock owned by the Reporting Person's wife.

(2) Includes: (i) 5 shares of common stock owned by the Reporting Person's wife and the following shares of common stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of common stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares of common stock which are immediately exercisable.


                               Page 2 of 4 Pages

Item 1. Security and Issuer.

      This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D dated June 10, 2004, as amended by Amendment No. 1 dated June 18, 2004, Amendment No. 2 dated July 6, 2004, Amendment No. 3 dated July 23, 2004, and Amendment No. 4 dated August 16, 2004, which was filed with the Securities and Exchange Commission ("SEC") on behalf of Bruce Bendell (the "Reporting Person"). This Amendment No. 5 reflects the event described in Item 5(c) below.

      This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), issued by The Major Automotive Companies, Inc., a Nevada corporation (the "Company"), with its principal executive offices located at 43-40 Northern Boulevard, Long Island City, NY 11101.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person acquired all of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person with his personal funds, except for (i) warrants to purchase 22,500 shares of Common Stock which were issued to the Reporting Person on in consideration for certain services performed on behalf of the Company, and (ii) options for 80,000 shares of Common Stock which were issued to the Reporting Person as employment compensation.

Item 4. Purpose of Transaction.

      The shares reported in Item 3 herein were acquired by the Reporting Person for investment purposes. The Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by him (to the extent he has dispositive power over such shares) at any time.

Item 5. Interest in Securities of the Issuer.

      (a)-(b) According to the Company's Form 10-Q for the period ended September 30, 2004, there were 9,492,856 outstanding shares of Common Stock on November 19, 2004. The Reporting Person beneficially owns 4,459,230 shares of Common Stock of the Company which comprises 46.97% of the issued and outstanding Common Stock. Such amount includes (i) 5 shares of Common Stock owned by the Reporting Person's wife and the following shares of Common Stock which the Reporting Person has the right to acquire within 60 days: 22,500 shares of Common Stock which the Reporting Person has the right to acquire upon the exercise of warrants; and (ii) options for 80,000 shares of Common Stock which are immediately exercisable.

      Except as described below, the Reporting Person has sole power to vote or direct the vote of 4,459,230 shares of Common Stock, shared power to vote or direct the vote of 5 shares of Common Stock, sole power to dispose or to direct the disposition of 4,459,230 shares of Common Stock and shared power to dispose or to direct the disposition of 5 shares of Common Stock.

      (c) On January 11, 2004, the Reporting Person acquired 337,508 shares of the Company's Common Stock in a private transaction for a purchase price of $0.78 per share.

      (d) With the exception of the 5 shares of the Company's Common Stock owned by the Reporting Person's spouse, the Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

      (e) Not Applicable


                               Page 3 of 4 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 12, 2005


                                                  /s/ Bruce Bendell
                                                  ------------------------------
                                                  Bruce Bendell


                               Page 4 of 4 Pages